Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

This filing relates to the proposed merger involving CBRE Acquisition Holdings, Inc. and Altus Power, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of July 12, 2021.

On July 29, 2021, IPO Edge published an editorial on the proposed merger, a copy of which is set forth below, and Altus Power, Inc. posted this editorial on its social media channels.

Join Blackstone and CBRE in the “Roof to Socket” Revolution with Altus Power

•	CBRE Acquisition Holdings, Inc. (Ticker: CBAH) to merge with Altus Power, Inc. in SPAC deal

•	Altus provides clean electrification with rooftop solar, battery tech, EV charging infrastructure

•	Altus installs tech that reliably provides local, clean power at discount to grid

•	Can leverage ties to properties owned or managed by CBRE, Blackstone

•	PIPE investments from Altus Management, CBRE, Blackstone, ValueAct, Liberty Mutual

•	Altus is highly profitable with positive Ebitda since 2017 and healthy growth ahead

•	SPAC structure is friendly to new shareholders, only paying sponsor for performance over time

•	Priced at steep discount to comparable companies SunPower Corporation and Tesla

By John Jannarone

Solar power is no longer an environmentalist’s fantasy but can be an investor’s dream. It is cheap, reliable, and often generated just feet away from the end user. Imagine a business at the forefront of the solar revolution backed by two of the world’s most powerful real estate players – The Blackstone Group, Inc. and CBRE Group, Inc. – to drive growth forward.

Meet Altus Power, Inc., which is going public through a merger with CBRE Acquisition Holdings, Inc. (ticker: CBAH), a special-purpose acquisition company that raised money to find a target. Investors who buy shares of CBAH now will see them automatically convert to shares of Altus after the deal is formally approved.

Why solar? The reasons most investors already understand is that corporations and governments around the world have committed to greener energy to reduce carbon emissions and boost ESG ratings. Hundreds of companies have committed to 100% renewable energy in the near future and investors want to know how they’re doing it: Almost all of the S&P 500 companies now publish ESG reports.

What’s more, solar power has progressed in a microchip-like fashion, getting more and more economically efficient. Solar panels like those President Carter installed on the White House over 40 years ago may have worked, but they weren’t cost effective. Today, solar modules cost a tiny fraction of what they did in the 1970s and are built to last decades.

Some things haven’t changed since the Carter era, like the fact that rooftops are an ideal place for solar panels. In many cases, roofs simply bake in the sun and there are little to no regulatory hurdles to installing solar panels. Once installed, solar panels can provide residential, commercial and industrial buildings with a big chunk of their power needs, delivering it at a substantial discount to grid prices. And while the sun doesn’t shine constantly, smart battery technology helps store power and optimize consumption.

Such “roof to socket” power is Altus’s core business – and it’s already a proven success. The company achieved positive Ebitda in 2017 and its customers are as sticky as they come: The remaining power purchase agreements have an average life of 18 years.

One question investors may have is whether it’s capital intensive to install such equipment and if credit from customers is a concern. The simple answer is that solar equipment creates such a steady and predictable revenue stream that it’s ideally suited for debt financing. Altus customers have never defaulted in its history of more than a decade. They also have no incentive to do so given they save money with Altus over traditional power.

Furthermore, members of Altus’s senior management have white shoe credentials in the debt world. Co-CEO Gregg Felton has a fixed income background including his role as a partner at Goldman Sachs and Co-CEO Lars Norell has similarly-extensive experience from senior positions at Merrill Lynch and Credit Suisse. (Both executives have been with the firm for several years and Mr. Felton is a Co-Founder, so they have extensive industry knowledge to boot).

Altus has plenty of runway in another key growth area: EV charging stations. With states like California banning gas-powered cars by 2035 and billions being poured into EVs by the likes of Tesla and Porsche, the demand for stations in exploding. In many cases, a venue like an office building already is an ideal place to install EV chargers given that employee cars sit idle all day long.

Perhaps the key differentiator for Altus, however, is its connection with Blackstone and CBRE. Blackstone has over a half trillion dollars in AUM and its President is Jonathan Gray, who spearheaded the firm’s legendary success in real estate. Blackstone has worked with Altus since 2014, when it made an initial capital investment and in 2019 completed an $850 million recapitalization of the company.

Blackstone wants properties in its portfolio to be greener and should usher in new business for Altus in coming years. Also, Blackstone knows that ESG-focused investors who purchase properties will pay up for their green attributes, making any Altus deal a value-add exercise.

CBRE also offers serious strategic benefits. With a whopping 7 billion square feet of real estate under management, it’s the world’s largest commercial real estate services firm. Like Blackstone, it will be eager to introduce properties to Altus. CBRE is also a “big data” cruncher and can help Altus choose client opportunities based on ESG needs and power usage.

Put in financial terms, CBRE and Blackstone give Altus a moat that can support healthy profits. The company expects Ebitda margins to inch towards a surprising 70% in the next few years – something investors should notice.

CBRE and Blackstone are also part of the PIPE investment supporting the deal. In addition, ValueAct, Altus Management, and Liberty Mutual are onboard. The latter, a life insurer, is unusual to see in a PIPE and a vote of confidence in the company’s long-term prospects.

Another unusual feature investors should welcome is the SPAC’s compensation structure. Unlike most SPACs that simply grant shares in a “promote” (which has been a target of criticism) CBAH’s economics are long-term and not guaranteed. The rewards are based on upside performance and paid out over seven years.

Turning to valuation, Altus is a deal. At roughly $10 a share, it trades at an enterprise value of 10.6 times 2023 Ebitda. By comparison, SunPower Corporation trades at 19 times, according to Sentieo, an AI-backed research platform. Tesla trades far higher, at 39 times.

With so many ESG opportunities on the horizon, investors should focus on Altus, which has the right wiring for a bright future.

Contact:

John Jannarone, Editor-in-Chief

editor@IPO-Edge.com

www.IPO-Edge.com

Editor@IPO-Edge.com

Twitter: @IPOEdge

***

Important Information About the Transaction and Where to Find It

CBRE Acquisition Holdings, Inc. (“CBAH”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about CBAH, Altus Power, Inc. (“Altus”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Merger. CBAH and Altus urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Altus, CBAH and the Merger. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in CBAH’s annual report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation, including Altus’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to CBAH as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of CBAH once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus or other conditions to closing in the Merger Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus, the Transactions or other matters and attributable to CBAH and Altus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.